Exhibit 2

August 15, 2012

Mission NewEnergy Limited

Tempo Offices, Unit B9

431 Roberts Road, Subiaco

Western Australia, 6008

Attention: Nathan Mahalingam, Group CEO

Re:	Loan Transaction Commitment Letter

Dear Nathan:

SLW International, LLC is the holder of all of convertible notes issued by Mission NewEnergy Limited (the “Company”) pursuant to the Company’s Convertible Note Deed Poll made February 17, 2011 (the “Notes”). The amendment of the terms of the Notes is an integral part of the transactions contemplated hereby.

This Loan Transaction Commitment Letter (the “Letter”) sets forth the general terms upon which SLW International, LLC or its designee (whichever, “Lender”) would agree to provide a line of credit arrangement to the Company upon the terms described below (the “Loan Transaction”). Upon our mutual execution, this Letter is a binding obligation of the parties, subject to the terms and conditions hereof.

This Letter must be approved by the Company’s Board of Directors who must be willing to recommend to the Company’s shareholders, subject to the usual required process including independent expert’s report, all at the sole cost and expense of the Company.

1. Definitive Agreements. Upon execution of this Letter, the parties will begin good-faith negotiations with the view to executing definitive documentation evidencing the terms of the Loan Transaction (the “Definitive Agreements”) as soon as possible but not later than 90 days. The Definitive Agreements will contain provisions mutually acceptable to Lender and the Company which are customary to secured loan transactions of the type described in this Letter. The closing of the Loan Transaction will occur as soon as possible following the execution of Definitive Agreements and the satisfaction of the other conditions to closing set forth herein, which is estimated to be on or before November 10, 2012 (the “Expiration Date”).

Mission NewEnergy Limited

August 15, 2012

2. Facility. Lender will commit to an aggregate of up to US$5,000,000 working capital loan to the Company in the form of a line of credit facility (the “Facility”) upon the following terms:

(a) The Facility will mature 24 months from the closing date.

(b) The Facility will bear no interest but the Company will repay at maturity, the principal outstanding plus an additional amount equal to 25% (but not less than US$1 million) of the maximum principal amount reached during the term of the Facility.

(c) Amounts under the Facility may be advanced in one or more tranches from time to time as agreed by Lender.

(d) The Facility will be secured by a perfected and exclusive first priority pledge of all tangible and intangible assets of the Company and, if required by Lender, its subsidiaries, including without limitation, the Company’s Malaysian 100,000 tpa Biodiesel Refinery (“Refinery No. 1”), Malaysian 250,000 tpa Biodiesel Refinery (“Refinery No. 2”), and the Company’s interests in Oleovest Pte Ltd., or any successor thereof, (“Oleovest”) as joint venture partner to PT Perkebunan Nusantara III (“PTPN III”) in the Indonesian palm oil refinery joint venture (the “Joint Venture”), in each instance free and clear of any liens or encumbrances. In addition thereto or alternatively, at its sole option, Lender may elect to accept a pledge of the capital stock or other interests of the Company’s subsidiaries, whether wholly or partially owned. Lender’s security interest in and lien on the Company’s and/or its subsidiaries’ assets, shall be first in priority and primary to any subsequently issued security interests throughout the term. No other security interests in the collateral may be granted by the Company without Lender’s prior written approval and the Company shall ensure the priority of the Lender lien at all times during the term.

(e) The Facility will include a mandatory prepayment of all or part of the then outstanding amount thereunder upon the receipt by the Company or its subsidiaries of funds related to the sale or other disposition of any material assets of the Company or such subsidiaries. Reborrowing of any such amounts will not be permitted under the Facility and the Facility will be reduced by the amount of any such prepayment. No such sale or disposition of assets may occur without the express and written prior approval of Lender

(f) All of Lender’s costs and expenses associated with the Loan Transaction, including without limitation attorneys’ fees and due diligence expenses, will be paid by the Company and may be deducted from the proceeds of the Facility.

Mission NewEnergy Limited

August 15, 2012

(g) The Company’s use of proceeds of the Facility will be subject to Lender’s express approval prior to funding, but shall be limited to working capital and shall expressly exclude capital expenditures and debt service to other lenders.

(h) During the term, any individual expenditures or series of similar expenditures by the Company or its subsidiaries in excess of US$25,000 will require the prior approval of Lender.

(i) The Company’s auditors or the Board deeming the Company insolvent or the Company’s auditors providing an adverse going concern audit opinion, shall be an event of default under the Facility. For the avoidance of doubt, an audit opinion of emphasis of matter shall not be deemed an event of default.

(j) Any default by the Company or its subsidiaries under any material contracts or commitments of the Company or such subsidiaries will be an event of default under the Facility.

(k) The failure of the Company to continue the employment of Nathan Mahalingam as Chief Executive Officer shall be an event of default under the Facility.

(l) The Facility will contain provisions requiring Lender’s pre-approval of the Company’s consolidated annual budget, executive compensation arrangements, capital expenditures, other permitted indebtedness of the Company and subsidiaries, the issuance of any new shares or the sale or disposition of any existing Company or subsidiary shares, and include other affirmative and negative covenants and financial reporting obligations as may be required by Lender.

3. Conditions to Closing. The Loan Transaction is subject to the satisfactory completion or Lender’s receipt of the following:

(a) Approval and execution of the Definitive Agreements containing usual and customary representations, affirmative and negative covenants, warranties and indemnities.

(b) The conversion ratio of the Notes held by Lender shall be amended (the “Note Amendment”) to the current market share price (A$0.15), which would result in the conversion ratio increasing from 4 to approximately 433. In further consideration, Lender will waive future coupon payments on the Notes.

(c) Approval of the Note Amendment and if required, the Loan Transaction, by the Company’s shareholders.

Mission NewEnergy Limited

August 15, 2012

(d) No material adverse changes in the Company’s operations prior to closing of the Loan Transaction.

(e) The continuing agreement of the Board to approve a Lender designee for Director and Chairman of the Executive Committee of the Board, if required by Lender, from time to time.

4. Exclusive Dealing. Between the date of the execution of this Letter and the earlier to occur of (i) the closing, (ii) shareholder vote for the transaction or (iii) the termination of this Letter or, following execution thereof, the Definitive Agreements, the Company shall not, directly or indirectly, through representatives or otherwise, without Lender’s express prior approval, solicit, entertain, or negotiate with respect to, or in any manner encourage, discuss or consider any offer or proposal to acquire any interest in, assets of or advance funds or provide credit support to the Company, from any person or entity other than Lender, whether directly or indirectly, through purchase, merger, loan transaction, or otherwise and neither the Company nor any representative of the Company shall provide information relating to the Company to any other person or entity in connection with a possible business combination or lending transaction involving the Company. The Company agrees to immediately notify Lender in the event of any contact between the Company or its representatives and any other person or entity regarding any such offer or proposal or any related inquiry.

5. Expenses. All costs and expenses of Lender related to the Loan Transaction and the Note Amendment, including without limitation attorneys’ fees and due diligence expenses, will be borne by the Company and reimbursed immediately upon request.

6. Transfer. Lender reserves the right to sell or dispose of the Notes or the Facility at any time with all the terms and conditions of this Letter intact and available to any purchaser, subject to shareholders’ approval, if applicable and if required, to be administered as soon as possible by management at the Company’s sole cost and expense.

7. Termination. This Letter may be terminated at any time by the mutual agreement of the parties or by Lender in event that any of the conditions specified herein are not met by the Expiration Date. This Letter will be terminated upon failure to achieve shareholder approval, however in such an event, the Lender shall for 3 months following the shareholder vote have a right of first refusal on any third party company financing. Sections 2(f), 5, 8 and 11 shall survive any such termination. Upon the execution of the Definitive Agreements, this Letter shall be of no further force and effect.

8. Third Parties. Except as expressly set forth or referred to in this Letter, nothing in this Letter is intended to or will be construed to confer upon or give to any party other than the parties to this Letter and their successors and permitted assigns, if any, any rights or remedies under or by reason of this Letter.

Mission NewEnergy Limited

August 15, 2012

9. No Assignment. Neither this Letter nor any rights or obligations hereunder may be assigned or delegated by the Company without the written consent of Lender and any attempted assignment or delegation in violation of the foregoing will be void and of no force and effect.

10. Public Announcements. Subject to applicable legal requirements, disclosure of the Loan Transaction, the Note Amendment and the timing and content of any announcements, press releases or other public statements, if any, concerning the Loan Transaction, will be determined jointly by Lender and the Company.

11. Entire Agreement; Governing Law. This Letter constitutes the complete understanding of the parties with respect to the matters referenced herein and any other agreements, contracts or understandings (whether written or oral) are superseded by the terms hereof. This Letter shall be governed by and construed in accordance with the laws of the State of Texas, without regard to the conflicts of laws principles thereof. The governing law for the Definitive Agreements will be as specified therein.

12. Shareholder Approval. The Lender (and its designees and related trusts) shall provide the Company with all information know to them as material in the decision making process including their intentions for the Company, as per the requirements of the shareholder approval documentation, as reasonably requested by the Company.

Mission NewEnergy Limited

August 15, 2012

13. Counterparts; Electronic Signature. This Letter may be executed in one or more counterparts, each of which will be deemed to be an original and all of which, when taken together, will be deemed to constitute one instrument. The parties agree that an electronic signature or a copy of an original signature to this Letter, delivered by facsimile, electronic mail or other electronic means (attached to or attaching an electronic copy of the document), upon transmission and confirmation of receipt, shall have the same force and effect as the delivery of a manually executed and original copy of such signature.

Very truly yours,

SLW International, LLC, a Texas limited liability company

By:	/s/ Stephen L. Way
Name:	Stephen L. Way
Title:	Principal

AGREED and ACCEPTED this 16th day of August, 2012.

COMPANY:

Mission NewEnergy Limited, an Australian corporation

By:	/s/ Nathan Mahalingam
Name:	Nathan Mahalingam
Title:	Group CEO